Exhibit 12.1

Employers Holdings, Inc.
Ratios of Earnings to Fixed Charges
($ in millions)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012

Net income before income taxes	$29.5	$140.7	$99.4	$106.6	$53.1	$97.6

Fixed Charges:
Assumed interest on capital assets (1)	$0.5	$2.0	$2.1	$2.8	$3.1	$3.0
Interest on Indebtedness	$0.4	$1.6	$2.7	$3.0	$3.2	$3.5
Total fixed charges	$0.9	$3.6	$4.8	$5.8	$6.3	$6.5

Net income before income taxes plus fixed charges	$30.4	$144.3	$104.2	$112.4	$59.4	$104.1

RATIO OF EARNINGS TO FIXED CHARGES	$33.8	$40.1	$21.7	$19.4	$9.4	$16.0
(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.